EXHIBIT 99.1

Quantum Biopharma’s 2024 Financial Statements Show Strong Improvements in Cash, Working Capital, Operating Efficiency and the Removal of Material Uncertainty Related to Going Concern

Completion of unbuzzd™ Clinical Trial and Multiple Sclerosis Drug Lucid-21-302 Phase 1 Trial Advance Company’s Pipeline of Products and Assets

TORONTO, March 28, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), has reported its financial and operational results for the fourth quarter and year ended December 31, 2024.

Fourth Quarter and Full Year 2024 Financial Results

The company’s strong balance sheet and overall progress enabled it to remove its Material Uncertainty Related to Going Concern. Management is confident that there is sufficient working capital as of December 31, 2024 to carry out its operations over the next twelve months. Management believes there is sufficient cash on hand to sustain basic operations beyond January 2027.

Cash and cash equivalents totaled $12.1 million USD as of December 31, 2024, compared to $11.1 million USD as of December 31, 2023.

For the year ended December 31, 2024, Operating Expenses were reduced to $16.1 million USD compared to $23.8 million USD in the same period of 2023, an improvement of over 32%.

Accounts payable have been significantly reduced from 4.4 million USD at December 31, 2024, compared to less than 1M USD as of the date of filing these Financial Statements. Net cash used in operations was $6.9 million USD for the year ended December 31, 2024, compared to $10.8 million USD in the same period of 2023 an improvement of 36%.

For the year ended December 31, 2024, external research and development fees increased to $6.1 million USD compared to $3.9 million USD in the same period of 2023 as a result of advancing key clinical assets.

For the year ended December 31, 2024, General and Administrative expenses increased to $9.4 million USD compared to $9.0 million USD in the same period of 2023 as a result of advancing key clinical assets.

For the year ended December 31, 2024, Net Loss was $14.9 million USD, compared to $18.2 million USD for the same period of 2023 an improvement of 18%.

Fourth Quarter & Subsequent 2024 Corporate Highlights

unbuzzd

  Completed a double-blind, randomized, placebo-controlled crossover design clinical trial (NCT06505239) of dietary supplement product unbuzzd, investigating its effects on alcohol intoxication and alcohol metabolism.
  Results of data analysis show definitively that unbuzzd accelerated the rate at which Blood Alcohol Concentration (“BAC”) was reduced in study subjects, while simultaneously reducing the symptoms of intoxication and hangover.
  Licensee Celly Nutrition Corp. (“Celly”) signed a master distribution agreement with FUSION Distribution Group across Puerto Rico, The Caribbean, and Parts of Central and South America to bring unbuzzd to new markets through FUSION's robust distribution network.
  Celly launched unbuzzd powder sticks in 2024 in the USA only and sales are increasing organically quarter over quarter. unbuzzd is available on amazon.com and unbuzzd.com.
  Awaiting approval of filing submitted to Health Canada for approval to sell unbuzzd in Canada.
  Celly engaged a leading New York Investment Bank to raise up to $10 million USD in capital and explore an initial public offering on a major US public exchange, subject to regulatory approval.

rekvry™

  Development of a formulation has begun for rekvry – an alcohol misuse treatment for emergency and hospital settings. The Company believes that rekvry fulfills an unmet need in healthcare settings, reducing the costs and burden on healthcare resources and staff.

Multiple Sclerosis Drug Lucid-21-302 (“Lucid-MS”)

  Completed Phase 1 multiple ascending dose clinical trial.
  Final safety review committee (“SRC”) meeting was held after completion of the trial and found that Lucid-MS was well-tolerated with no safety concerns. No serious adverse events were reported during the trial.
  Safety review committee subsequently recommended commencing dosing of the second cohort in its trial entitled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21-302 in Healthy Adult Participants.”
  Commenced a toxicology study to be completed in 2025.
  The Company has begun preparing for an FDA submission in 2025.

Additional Highlights

  Dual listed on Upstream, a MERJ Exchange market and global securities trading app, under the ticker symbol ‘QNTM'.
  Purchased $3.5 million worth of Bitcoin (BTC) and other cryptocurrencies to diversify its Treasury, allowing for future financings and other transactions to be carried out in cryptocurrency.
  Closed multiple tranches of financing for $2.5 million USD
  Cash and cash equivalents totaled $12.1 million USD as of December 31, 2024.

Management Commentary

“The fourth quarter of 2024 and early 2025 were highlighted by continued development of our robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health, with three near-term monetization events.” said Zeeshan Saeed, CEO of Quantum BioPharma. “We launched unbuzzd, our rapid alcohol detoxification beverage, in 2024 with a first-to-market scientifically formulated powder stick for this fast-growing consumer product category. We are now building a multi-channel distribution strategy with upcoming launches with our distribution partner FUSION across Puerto Rico and the Asian American Trade Associations Council.

“Recently we completed a double-blinded, randomized, placebo-controlled crossover design clinical trial of unbuzzd, investigating its effects on alcohol intoxication and alcohol metabolism. Key findings from the clinical trial included statistically significant results that unbuzzd dramatically and rapidly reduced blood alcohol concentration in study participants. The rate at which BAC was lowered was, on average for most participants, more than 40 percent faster within 30 minutes of consuming unbuzzd compared to control subjects. The trial also showed rapid improvements in alertness, improvements in physiological changes due to intoxication, reduced perceived impairment and mental fatigue and hangover relief, all with no side effects. Following these highly positive results from the clinical study, Celly Nutrition is exploring an IPO on a major US public exchange.

“We also made significant progress with our MS program, completing a Phase 1, randomized, double-blind, placebo-controlled, multiple ascending dose study to evaluate the safety and pharmacokinetics of Lucid-21-302 in healthy adult participants. Lucid-MS is a first-in-class, non-immunomodulatory, neuroprotective compound for the treatment of MS. It is a patented New Chemical Entity (“NCE”) that has a unique mechanism of action. Lucid-MS was deemed safe and well-tolerated in healthy participants by the safety review committee, and we are optimistic about the potential of Lucid-MS to protect myelin in MS patients as it represents a new direction in the treatment of this disease. We are now looking ahead to our Phase 2 trial as we work towards our goals of drug approval and commercialization.

“Operationally, we took several steps to strengthen our balance sheet and expand our reach in the capital markets to execute on upcoming milestones. Following highly positive results from the unbuzzd clinical study, our licensee Celly Nutrition Corporation, the company behind unbuzzd, engaged a leading New York Investment Bank to raise up to $10 million USD in capital and explore an initial public offering on a major US public exchange, subject to requisite regulatory approval. A dual listing on Upstream is now providing us the opportunity to access a global investor base outside of the U.S., unlocking liquidity and enhancing price discovery while globalizing the opportunity to invest in the company. Over the last several months, we have continued to purchase Bitcoin and other cryptocurrencies as part of our strategic efforts, reflecting our belief in the potential of cryptocurrencies to provide a return on investment for shareholders and to provide some hedge against the dollar.

“Looking ahead, we are focused on the imminent unbuzzd launch with FUSION Distribution across Puerto Rico and expanding the availability of unbuzzd through e-commerce. We are launching affiliate, ambassador, and social media programs to further market unbuzzd’s potential to provide relief from inebriation and accelerate alcohol metabolism. We are encouraged by the strong safety and tolerability profile of Lucid-MS and are actively exploring the most expeditious path to advance this program to patients. We look forward to additional milestone announcements in the coming months as we work to develop novel solutions for brain and inflammatory disorders,” concluded Saeed.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ being engaged by the Company for the MZ Initial Period; MZ working with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; MZ campaign highlighting how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health representing a tremendous revenue potential.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will be engaged by the Company for the MZ Initial Period; MZ will work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; and the Company’s approach to treatments in brain disorders and alcohol health will have a tremendous revenue potential.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; MZ will not play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; MZ will not be engaged by the Company for the MZ Initial Period; MZ will not work with the Company to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community; the MZ campaign will not highlight how Quantum BioPharma is developing a robust pipeline of products and assets focused on addressing significant unmet needs in brain disorders and alcohol health; the Company’s approach to treatments in brain disorders and alcohol health will not have a tremendous revenue potential; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811